                                                                  Exhibit (a)(8)
                                  PRESS RELEASE
                                 October 7, 1999

FOR IMMEDIATE RELEASE

          Riedman Corporation to Acquire Penobscot Shoe Company

     October 7, 1999: Penobscot Shoe Company (Amex: PSO) of Old Town, Maine and Riedman Corporation, a privately-held company based in Rochester, New York, announced today that they have entered into a definitive merger agreement for Riedman Corporation to acquire Penobscot Shoe Company. Penobscot Shoe also announced its results for the third quarter of fiscal 1999.

     According to the terms of the merger agreement, Penobscot shareholders will receive $11.75 per share in cash for a total purchase price of approximately $16.3 million.

     PSC Acquisition Corp., a wholly owned subsidiary of Riedman Corporation, will commence a cash tender offer within 5 business days for all outstanding shares of Penobscot stock at $11.75 per share. The tender offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn at least 80% of the total issued and outstanding shares of Penobscot. Penobscot's Chairman, Irving Kagan and certain of his family members have agreed to tender all of their shares in the offer, which represents approximately 53.3% of Penobscot's outstanding shares.

     The offer and withdrawal rights will expire at midnight, New York City time on November 9, 1999, unless Riedman Corporation elects (subject to the terms of the Merger Agreement) to extend the offer. Georgeson & Company, Inc. is acting as information agent for the offer and may be contacted (toll free) at (800) 223-2064.

     Following the consummation of the tender offer, Penobscot will be merged with PSC Acquisition Corp. with Penobscot being the surviving corporation. Each remaining share of Penobscot will be converted in the merger into $11.75 in cash.

     The tender offer and merger agreement were unanimously approved by Penobscot's Board of Directors. Advest, Inc., the financial advisor retained by the Penobscot Board of Directors to assist in analyzing the proposed transaction, has advised the Penobscot Board that the transaction is fair from a financial point of view to Penobscot shareholders.

     Penobscot also reported its results for the third quarter of fiscal 1999.

Net sales for the third quarter ended August 27, 1999, were $5,835,000, up 3% from $5,637,000 in the same quarter last year. Net income for the current quarter was $673,000, or 48 cents per share, compared to $506,000, or 37 cents per share, in the third quarter last year. Gains from the sales of securities contributed approximately 5 cents per share to third quarter earnings compared to approximately 8 cents per share a year ago.

For the nine months year-to-date, net sales were $16,709,000, up 14% from $14,657,000 a year ago. Net income for the year-to-date period was $1,609,000, or $1.16 per share, versus $986,000, or 72 cents per share, last year. Gains from the sales of securities added 11 cents and 17 cents per share to year-to-date earnings in 1999 and 1998, respectively.

At its meeting held October 6, 1999, the Board of Directors voted to pay a dividend of 5 cents per share on October 25, 1999, to all stockholders of record on October 14, 1999.

                             PENOBSCOT SHOE COMPANY

                             STATEMENT OF EARNINGS


                                 Third Quarter

                                        August 27, 1999     August 28, 1998
                                        ---------------     ---------------
Net Sales                                  $5,834,855          $5,637,357
Pretax Income                               1,125,633             845,109
Federal and State Taxes                       452,496             339,583
Net Income                                    673,148             505,526
Average Shares Outstanding                  1,388,291           1,377,889
Income (Loss) Per Share                          $.48                $.37
                                           ----------          ----------




                            Nine Months Year-To-Date

                                        August 27, 1999     August 28, 1998
                                        ---------------     ---------------
Net Sales                                 $16,709,362         $14,567,000
Pretax Income                               2,686,795           1,644,388
Federal and State Taxes                     1,077,459             658,202
Net Income                                  1,609,336             986,187
Average Shares Outstanding                  1,383,676           1,376,255
Income Per Share                                $1.16                $.72
                                           ----------          ----------


          Contact:

               David L. Keane                James R. Riedman
               Executive Vice President/     President
               Finance and Administration    Riedman Corporation
               Penobscot Shoe Company        45 East Avenue
               450 North Main Street         Rochester, NY 14604
               Old Town, ME 04468